EXHIBIT 99.1

TUPY, Westport Fuel Systems and AVL to Collaborate in Demonstration of World's Most Efficient Hydrogen-Fueled Internal Combustion Engine

SAO PAULO, Brazil and VANCOUVER, British Columbia and GRAZ, Austria, July 07, 2021 (GLOBE NEWSWIRE) -- TUPY (TUPY3/B3), a world-leading specialist of casting and machining of highly engineered structural components, Westport Fuel Systems Inc. (TSX/Nasdaq: WPRT), a global leader in alternative fuel, low emission transportation technologies, and AVL List GmbH, the world’s largest independent company for development, simulation and testing in the automotive industry, today jointly announced a collaboration to develop a highly efficient hydrogen (H2) internal combustion engine (ICE) for heavy goods transportation. The direct collaboration aims at combining advanced material and casting technologies with the latest H2 ICE technology using high pressure direct injection (HPDI)™.

Hydrogen is a promising energy carrier for carbon neutral heavy-duty transportation applications, as it has the potential for fast refueling and can be used to power fuel cells or ICEs. Unlike fuel cell technology, hydrogen ICEs enable carbon neutral transportation utilizing existing base engine technology. Powertrain efficiency will be a key success factor to ensure affordable hydrogen truck and bus solutions.

In order to increase efficiency and therefore improve fuel consumption of current spark ignited hydrogen ICEs, TUPY, Westport and AVL will jointly work on the development of an HPDI H2-ICE. To deal with high peak firing pressures, superior materials, casting and machining technologies are required. AVL successfully completed the development of the AVL Hydrogen Engine in collaboration with Graz University of Technology earlier this year, while Westport has also previously demonstrated successful startup and trials of heavy-duty ICEs running on H2 using HPDI. First testbed results of this new joint development program with AVL, TUPY and Westport are expected by early 2022.

“We believe our technical expertise and collaboration with customers and universities enable us to play an important role in decarbonization. We are studying new materials, geometries and machining that can improve the performance of new alternative, low carbon, fuels. It is very rewarding to partner up with AVL and Westport in this search for a carbon-free, cost efficient transport solution,” said Fernando de Rizzo, CEO of TUPY.

“Hydrogen HPDI offers OEMs a fast, cost-efficient pathway to carbon-neutral technology, without sacrificing performance,” said David M. Johnson, CEO of Westport Fuel Systems. “Our collaboration with AVL and TUPY aims to further demonstrate that an H2 HPDI solution can meet the performance and efficiency requirements demanded by the market, while leveraging billions of dollars of existing manufacturing and engine expertise developed over the past century. HPDI is already successfully powering thousands of trucks today, reducing and/or nearly eliminating greenhouse gases on a proven technology platform.”

“Our experts are very actively working on CO2-neutral solutions which can enter the market by 2025 – among them is the hydrogen ICE. The fast introduction of this technology will help accelerate the build-up of hydrogen fueling infrastructure. With our expertise in latest ICE technology, TUPY’s material and casting know-how and Westport’s superior gaseous fuel system technologies, we expect to achieve outstanding levels of power density, efficiency with competitive total cost of ownership,” concludes Rolf Dreisbach, EVP Truck and Bus of AVL.

About Westport Fuel Systems
Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport’s technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information: www.wfsinc.com.

About AVL
With more than 11,000 employees, AVL is the world’s largest independent company for development, simulation and testing in the automotive industry, and in other sectors. Drawing on its pioneering spirit, the company provides concepts, solutions and methodologies to shape future mobility trends. AVL creates innovative and affordable technologies to effectively reduce CO2 by applying a multi-energy carrier strategy for all applications – from hybrid to battery electric and fuel cell technologies. The company supports customers throughout the entire development process from the ideation phase to serial production. To accelerate the vision of smart and connected mobility AVL has established competencies in the fields of ADAS, autonomous driving and digitalization.
AVL’s passion is innovation. Together with an international network of experts that extends over 26 countries and with 45 Tech- and Engineering Centers worldwide, AVL drives sustainable mobility trends for a greener future. In 2020, the company generated a turnover of 1.7 billion Euros, of which 12% are invested in R&D activities.
For more information: www.avl.com

About TUPY
TUPY is a Brazilian company specialized in developing and manufacturing highly engineered, machined, cast iron components applied to a variety of capital goods such as trucks, construction and agricultural machinery and many others industrial applications. These solutions contribute to the improvement of life standards such as sanitation, drinking water, health, housing and the production and distribution of food.
For more information: www.tupy.com.br

Cautionary Note Regarding Forward Looking Statements
This press release contains "forward-looking information" within the meaning of applicable securities laws ("forward looking statements"). Forward looking statements are frequently characterized by words such as "expect", "intend", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this press release include statements regarding the expected timing for first testbed results of the described engine and the levels of power density, efficiency and total cost of ownership expected from such engine. These forward looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to COVID-19, its duration, effects and government responses thereto, the general economy, solvency, governmental policies and regulation as well as other risk factors and assumptions that may affect our actual results, performance or achievements that are described in Westport Fuel Systems' continuous disclosure filings available under Westport Fuel Systems' SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Westport Fuel Systems disclaims any obligation to publicly update or revise such statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by law.

Investor Inquiries:
Christine Marks
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/c1877aed-d98b-44ec-813d-858cd5fea7f9